FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2003


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X       Form 40-F
                                         ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes                 No    X
                                 ---                   ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

            Attached hereto is a copy of a press release of Nordic American Tanker Shipping Limited (the "Company") issued as of January 23, 2003.

ADDITIONAL INFORMATION

            BP Amoco Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                                   [NATS LOGO]

Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) announces results in 4th quarter with higher dividend payment due to stronger tanker market.

As of December 31, 2002 (full year 2002) NAT had an operating profit of $10.6 million as against $21.0 million during the same period last year. The net profit as of December 31, 2002 was $8.8 million as compared to $19.4 million in the same period last year. The decrease in earnings in 2002 as compared to 2001 is a result of tanker rates being higher in 2001. Net profit in the fourth quarter of 2002 was $4.6 million as compared to $1.6 million in the fourth quarter of 2001.

Stronger tanker rates and the results for the fourth quarter of 2002 has enabled the Company to pay a 1st quarter 2003 dividend of $0.63 per share. The total dividend paid in years 2002 and 2001 were $1.35 and $3.87 per share, respectively. The 1st quarter 2003 dividend of $0.63 will be paid on or about February 24th to shareholders of record as of February 4th 2003. The next dividend payment from NAT will be declared in April 2003.

Under contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modern Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping. The spot market for Suezmax tankers in the fourth quarter of 2002 (not the NAT vessels) was above the agreed minimum rate with the charterer BP Shipping. The 4th quarter 2002 time charter (T/C) equivalent for the NAT vessel was $33,868 per day compared to $22,000 in the first, second and third quarters of 2002.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for a minimum of 7 years and a maximum of 14 years if all options are declared.

The quarterly T/C equivalent for the NAT vessels has been as follows since
1999:

Period              1999       2000      2001      2002
-----------------------------------------------------------
1st Quarter        22,000     26,079    51,607    22,000
2nd Quarter        22,000     33,701    35,088    22,000
3rd Quarter        22,000     48,153    28,668    22,000
4th Quarter        22,000     59,059    22,617    33,868

NAT has 9,706,606 shares in issue.


The results for the fourth quarter of 2002 and full year 2002 compared to the same quarter last year and the full year of 2001, are as follows:

INCOME STATEMENT INFORMATION
All figures in USD
                         1/1 - 12/31    1/1 - 12/31      4th Qtr.    4th Qtr.
                                2002           2001         2002         2001
-------------------------------------------------------------------------------
Revenue                   18 057 989     28 359 568    7 001 489    3 896 180
Ship Broker Commissions     -184 781       -184 781      -46 575      -46 574
Management Fee Expense      -250 000       -250 000      -62 500      -62 500
Insurance Expense            -86 667        -72 333      -23 667      -19 834
Other Expenses               -90 381        -31 406      -57 000       -2 634
Depreciation              -6 831 040     -6 831 040   -1 707 760   -1 707 760
-------------------------------------------------------------------------------
Net Operating Income      10 615 120     20 990 008    5 103 987    2 056 878

Financial Income              21 409        189 244        4 573       13 744
Financial Expenses        -1 789 261     -1 793 776     -462 140     -458 361
-------------------------------------------------------------------------------
Net Financial Items       -1 767 852     -1 604 532     -457 567     -444 617
-------------------------------------------------------------------------------

Net Profit                 8 847 268     19 385 476    4 646 420    1 612 261
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Earnings per Share              0,91           2,00         0,48        0,17
Cash Flow per Share             1,62           2,70         0,65        0,34

The quarterly dividend paid since the commencement in 1997 has been as follows:


Period           1997     1998     1999     2000     2001     2002     2003
------------------------------------------------------------------------------
1st Quarter               0.40     0.32     0.34     1.41     0.36     0.63
2nd Quarter               0.41     0.32     0.45     1.19     0.34
3rd Quarter               0.32     0.35     0.67     0.72     0.33
4th Quarter      0.30     0.30     0.36     1.10     0.55     0.32
------------------------------------------------------------------------------
Total USD        0.30     1.43     1.35     2.56     3.87     1.35
------------------------------------------------------------------------------

Balance sheet for Nordic American Tanker Shipping Ltd as of December 31, 2002 and December 31, 2001

 (Figures in USD)
                           12/31/02          12/31/01

 Vessels                 134,912,965       141,744,005
 Current assets            3,388,811           283,615
 Cash deposits               277,783           630,868

 Total assets            138,579,559       142,658,488
 -----------------------------------------------------

 Shareholder's equity    108,363,097       112,619,822
 Long term debt           30,000,000        30,000,000
 Current liabilities         216,462            38,666

 Total liabilities &
 equity                  138,579,559       142,658,488
 -----------------------------------------------------
                              January 22, 2003

Contacts:   Gary J. Wolfe
            Seward & Kissel, New York, USA
            Tel: (1) 212-574-1223, Fax: (1) 212-480-8421 or
            Niels Erik Feilberg
            Ugland Nordic Shipping AS, Norway
            Tel: (47)-33-42 15 00, Fax: (47)-33-42 15 45

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)




Dated:  January 23, 2003                        By:/s/ Herbjorn Hansson
                                                -----------------------
                                                Herbjorn Hansson
                                                President and
                                                Chief Executive Officer



01318.0002 #379294